EXHIBIT 2
                                                                     ---------

    [Desc Logo]

                   DESC ANNOUNCES FOURTH QUARTER 2002 RESULTS
                   ------------------------------------------

Mexico City, February 19, 2003 - Desc, S.A. de C.V. (NYSE:DES; BMV:DESC) announced today its unaudited results for the fourth quarter ended December 31, 2002. All figures were prepared according to generally accepted accounting principles in Mexico.

Desc's 4Q02 consolidated results reflect the impact of the slowdown in economic activity in Mexico and the United States on the Company's Autoparts and Chemical Sectors. The figures for the fourth quarter of 2002 reflect the following:

     |X| Lower sales in the Autoparts Sector as a result of the temporary shutdowns in some of the assembly plants during December to reduce inventory levels, the closing of the Daimler Chrysler Lago Alberto Plant in Mexico City, and the delay of new projects with partners.

     |X| The increase in main raw material prices in the Chemical Sector and the inability to pass them onto sales prices due to a weaker demand and high competition.

     |X| The decline in pork prices, which affected the results of the pork business.

     |X| The decline in budgeted sales from the Real Estate Sector due to the postponement of sales in Punta Mita as well as the land reserves adjacent to the Santa Fe Shopping Mall.


                                   HIGHLIGHTS
                                   ----------

Sales declined 14.7%, from US$513 million in 4Q01 to US$437 million in 4Q02. The operating loss was US$17 million and EBITDA reached US$19 million.

During 2002, sales, operating income and EBITDA declined 8.3%, 39.6% and 22.6%, respectively, compared to 2001.


                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                          TABLE 1. CONSOLIDATED FIGURES
      (Figures in millions of constant Pesos (Ps.) and U.S. dollars (US$))

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 2002                      4Q02
                                                         4Q02 VS.                                 VS.                       VS.
                                    4Q02         4Q01      4Q01       FY2002       FY2001        2001        3Q02          3Q02
------------------------------------------------------------------------------------------------------------------------------------
        Sales (Ps.)(3)              4,473       5,021     -10.9%      19,662       21,816       -9.9%        4,955         -9.7%
------------------------------------------------------------------------------------------------------------------------------------
        SALES (US$)(1)               437         513      -14.7%       1,985        2,165        -8.3%        490         -10.8%
------------------------------------------------------------------------------------------------------------------------------------
       EXPORTS (US$)(2)              191         215      -11.2%        905          980         -7.6%        222         -13.9%
------------------------------------------------------------------------------------------------------------------------------------
  Operating Income (Ps.)(3)         -169         393        NA         1,037        1,764       -41.2%        366           NA
------------------------------------------------------------------------------------------------------------------------------------
  OPERATING INCOME (US$)(1)          -17          40        NA          106          176        -39.6%        36            NA
------------------------------------------------------------------------------------------------------------------------------------
      Operating Margin              -3.8%        7.8%                  5.3%         8.1%                     7.3%
------------------------------------------------------------------------------------------------------------------------------------
       EBITDA (Ps.)(3)               192         693      -72.2%       2,307        3,040       -24.1%        678         -71.6%
------------------------------------------------------------------------------------------------------------------------------------
       EBITDA (US$)(1)               19           70      -73.3%        234          302        -22.6%        67          -71.9%
------------------------------------------------------------------------------------------------------------------------------------
 Net Majority Income (Ps.)(3)       -729         -181       NA        -1,038         44           NA         -175           NA
------------------------------------------------------------------------------------------------------------------------------------
 NET MAJORITY INCOME (US$)(1)        -71         -19        NA         -103           3           NA          -18           NA
------------------------------------------------------------------------------------------------------------------------------------


1 Figures in U.S. dollars for sales, operating income, operating cash flow (EBITDA) and Net Income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

2    All export figures are based on real sales invoiced in U.S. dollars.

3 All figures in this report are expressed in constant pesos as of December 31, 2002.

[Desc Logo]

SALES

During the fourth quarter, sales declined 14.7% to US$437 million compared to US$513 million reached during the same period of the previous year. This decline was due to the 29.6% drop in the Autoparts Sector caused by the temporary shutdowns of some OEM's during December 2002, the closing of the Daimler Chrysler plant in Mexico City and the delay in sales from new projects.

Revenues from the Chemical Sector increased 8.0%, compared to 4Q01, due to the increase in sales volumes in the carbon black, rubber emulsion, and polystyrene businesses, as a result of the repositioning of inventories by some clients.

Sales from the Food Sector remained in-line with the levels reported during 4Q01. In the Real Estate Sector, sales declined 83.7% due the postponement in sales from Punta Mita and land reserves of the Santa Fe Shopping Mall to 2003.


Graph 1 - 4Q02 Net Sales

------------------------------- ----------------------------
                                PERCENTAGE OF
SECTOR                          NET SALES
------------------------------- ----------------------------
Chemical Sector                             39
------------------------------- ----------------------------
Autoparts Sector                            38
------------------------------- ----------------------------
Food Sector                                 22
------------------------------- ----------------------------
Real Estate Sector                           1
------------------------------- ----------------------------


EXPORTS

Total exports declined 11.2% from US$215 million in 4Q01 to US$191 million in 4Q02. During the quarter, exports represented 43.7% of total sales.

On an annualized basis, exports declined by 7.6% and represented 45.6% of total sales.

OPERATING INCOME (LOSS), MARGIN AND EBITDA

During 4Q02, the Company registered an operating loss of US$ 17 million, which translated into a negative 3.8% operating margin. EBITDA for the quarter was US$19 million, 73.3% below the US$70 million reported during the same period of the previous year.

Operating income for the year was US$106 million, a 39.6% decline when compared to the figure reported for 2001. For 2002, the operating margin was 5.3% which was below the 8.1% reached in 2001. EBITDA declined 22.6% from US$302 million in 2001 to US$234 million in 2002.

TAXES

During the quarter, tax provisions were US$4 million which included Income and Asset Taxes and Employee Profit Sharing. Deferred taxes had a positive effect in the amount of US$3 million. During 2002, Income and Asset Taxes and Employee Profit Sharing were US$66 million, 25.5% below the figure registered in 2001 due to the lower operating income and the monetary exchange loss as a result of the peso devaluation.

NET MAJORITY INCOME (LOSS)

Net majority loss for the fourth quarter of 2002 was US$71 million, as a result of the decline in operating income, the depreciation of the peso against the dollar and the extraordinary charges related to the closing of the pork business in the Bajio region.

DEBT STRUCTURE

During the 4Q02, Desc registered a net debt increase of US$34 million over the 3Q02, mainly due to the working capital requirements. As of December 31, 2002 net debt was practically at the same levels of 2001.

                             TABLE 2. DEBT BREAKDOWN
                      (Figures in millions of U.S. dollars)

-------------------------------------------------------------------------------------------------------
                         DEC 31-01       MAR 31-02       JUN 30-02       SEP 30-02       DEC 31-02
-------------------------------------------------------------------------------------------------------
             Cash flow       148            160             214             171             232
-------------------------------------------------------------------------------------------------------
            Total Debt     1,090           1,103           1,143           1,083           1,178
-------------------------------------------------------------------------------------------------------
              Net Debt       942            943             929             912             946
-------------------------------------------------------------------------------------------------------
    Interest Coverage*      3.3x            3.4x            3.8x            3.8x            3.3x
-------------------------------------------------------------------------------------------------------


* (EBITDA + Interest Income) / Interest Expense for last 12 months


At the end of the quarter, the debt composition was 71% dollar-denominated and 29% peso-denominated. The average cost of debt at December 31, 2002 was 4.6% in dollars and 9.2% in pesos, compared to 5.0% and 10.3%, respectively in 4Q01. As of December 31, 2002, the debt profile was 28% in short-term and 72% in long-term debt.

OTHER RELEVANT NEWS

CHANGE IN THE NAME OF THE AUTOPARTS SECTOR
As part of the restructure that took place at Desc, during the fourth quarter of 2002, Unik S.A. de C.V. changed its name to Desc Automotriz, S.A. de C.V.

ADMINISTRATIVE RESTRUCTURE
During 2002, the total number of employees declined by 15.6% from 19,344 in 2001 to 16,324 as of December 2002, which will translate into a reduction in costs and expenses of approximately US$10 million in 2003. Desc aims to have a corporate structure that enables it to have an agile and efficient decision-making process.

                                RESULTS BY SECTOR
                                -----------------

[Autoparts Sector Logo]

AUTOPARTS SECTOR
The following table (Table 3) shows the figures obtained in the Autoparts
Sector.

                        TABLE 3. DESC AUTOMOTRIZ FIGURES
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))


------------------------------------------------------------------------------------------------------------------------------------
                                4Q02        4Q01     4Q02 VS. 4Q01   FY 2002      FY 2001   2002 VS. 2001    3Q02      4Q02 VS. 3Q02
------------------------------------------------------------------------------------------------------------------------------------
       Sales (Ps.)             1,694        2,305       -26.5%        8,398        9,934       -15.5%        2,055         -17.6%
------------------------------------------------------------------------------------------------------------------------------------
       SALES (US$)              165          235        -29.6%         850          985        -13.7%         203          -18.6%
------------------------------------------------------------------------------------------------------------------------------------
      EXPORTS (US$)             102          145        -29.8%         555          638        -13.0%         128          -20.5%
------------------------------------------------------------------------------------------------------------------------------------
  Operating Income (Ps.)        -93          249          NA           619         1,091       -43.2%         153            NA
------------------------------------------------------------------------------------------------------------------------------------
  OPERATING INCOME (US$)         -9          25           NA           64           108        -41.0%         15             NA
------------------------------------------------------------------------------------------------------------------------------------
     Operating Margin          -5.5%        10.8%                     7.5%         11.0%                     7.4%
------------------------------------------------------------------------------------------------------------------------------------
       EBITDA (Ps.)             109          422        -74.1%        1,325        1,809       -26.8%         326          -66.5%
------------------------------------------------------------------------------------------------------------------------------------
       EBITDA (US$)              11          43         -75.2%         135          180        -24.9%         32           -66.9%
------------------------------------------------------------------------------------------------------------------------------------


During the quarter sales declined 29.6% compared to the amount achieved during the same period of the previous year due to the following factors:

     1) The reduction in orders from OEMs in the United States and Mexico caused by the temporary shutdowns in their facilities during December, which in some cases lasted for three weeks. These temporary closings affected sales volumes in the piston and cv joint businesses.

     2) The delay in the Tractor Project due to the implications of moving production facilities to Mexico, including the installation and validation of machinery which took longer than expected and which were finalized at the end of 2002.

     3) The closing of the Daimler Chrysler Lago Alberto plant in Mexico City mainly affecting the axle, cv joint and pick-up bed truck businesses.

     4) The loss of market share by the three big North American producers against their European and Asian counterparts mainly affecting the after market business, which declined 4.5% compared to 4Q01.

     5) The closing of the spark plug and electrical components businesses completed during the second quarter of 2002.


Mexico's total automobile production as of December 2002 was 1,839,438, a 0.7% decrease compared to the same period of 2001. December production declined 38% when compared to the same month of 2001.

Operating Income was affected by the aforementioned factors and translated into a operating loss of US$9 million. As a result, operating margin was -5.5% and EBITDA was US$ 11 million.

During the quarter the following businesses presented increases in volumes sold compared to 4Q01: transmissions components 44.2%, aluminum wheels 80.9%, cv joints 18.4% and tappets 9.2%. The most significant sales volume reductions were seen in pick-up beds 85.8%, pistons 69.6%, cardan shafts 43.9%, light transmissions 24.8%, heavy-duty transmissions 20.3% and steel wheels 4.1%.

Exports reached US$102 million, a 29.8% when compared to the previous year.

The average capacity utilization in the transmission, stamping, axle and cv joint businesses reached approximately 54%.

Sales per employee increased to US$116.8 thousand, from US$ 112.0 thousand in the same period of the previous year. This improvement reflects the layoffs that took place during 4Q02.

During 2002, sales, operating income and EBITDA for the Autoparts Sector declined by 13.7%, 41.0% and 24.9%, respectively, compared to the previous year.



[Chemical Sector Logo]

CHEMICAL SECTOR
The following table (Table 4) shows the figures obtained in the Chemical Sector.


                        TABLE 4. CHEMICAL SECTOR FIGURES
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

-----------------------------------------------------------------------------------------------------------------------------------
                               4Q02        4Q01    4Q02 vs. 4Q01    FY2002       FY2001    2002 vs. 2001    3Q02     4Q02 vs. 3Q02
-----------------------------------------------------------------------------------------------------------------------------------
Sales (Ps.)                    1,772       1,569       12.9%         6,943        7,260        -4.4%        1,873        -5.4%
-----------------------------------------------------------------------------------------------------------------------------------
Sales (US$)                    173         160         8.0%          699          720          -2.9%        185          -6.5%
-----------------------------------------------------------------------------------------------------------------------------------
Exports (US$)                  62          41          50.5%         246          229          7.4%         68           -8.1%
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income (Ps.)         3           90          -96.8%        329          504          -34.8%       116          -97.5%
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income (US$)         0           9           -96.9%        33           50           -33.6%       11           -97.5%
-----------------------------------------------------------------------------------------------------------------------------------
Operating Margin               0.2%        5.7%                      4.8%         6.9%                      6.2%
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA (Ps.)                   106         159         -33.4%        669          823          -18.7%       204          -48.0%
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA (US$)                   10          16          -36.2%        67           82           -17.5%       20           -48.5%
-----------------------------------------------------------------------------------------------------------------------------------


During the fourth quarter, sales increased 8.0% compared to 4Q01, as a result of higher sales of carbon black by 42.7%, emulsion rubber by 12.8% and polystyrene by 6.7%. This is also a result of the repositioning of inventories by clients due to the seasonality in demand at the end of the year.

Notwithstanding, operating income declined resulting in a 0.2% operating margin due to:

     |X| A decline in prices caused by the global economic downturn and the intense competition, which resulted in lower prices as a result of the oversupply worldwide.

     |X| The increase in the prices of raw materials, as a result of the continued volatility in the oil and oil products markets, which were not reflected in sales prices.

     |X| A decline in the prices of the laminate business caused by the oversupply in this market.

The Chemical Sector's sales, operating income and EBITDA declined 2.9%, 33.6% and 17.5%, respectively year-over-year.

[Food Sector Logo]

FOOD SECTOR

The following table (Table 5) shows the figures obtained in the Food Sector.

                          TABLE 5. FOOD SECTOR FIGURES
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

-----------------------------------------------------------------------------------------------------------------------------------
                              4Q02        4Q01     4Q02 VS. 4Q01   FY 2002      FY 2001   2002 VS. 2001    3Q02*     4Q02 VS. 3Q02
-----------------------------------------------------------------------------------------------------------------------------------
     Sales (Ps.)              964          926         4.1%         3,516        3,748        -6.2%         770          25.2%
-----------------------------------------------------------------------------------------------------------------------------------
     SALES (US$)               94          95          -0.3%         355          373         -4.8%         76           23.4%
-----------------------------------------------------------------------------------------------------------------------------------
    EXPORTS (US$)              27          28          -6.1%         105          113         -7.2%         26            4.2%
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income (Ps.)         -5          26           NA           96           79          21.8%         99             NA
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (US$)         -1           3           NA            9            8          15.6%         10             NA
-----------------------------------------------------------------------------------------------------------------------------------
   Operating Margin          -0.6%        2.8%                      2.7%         2.1%                      12.6%
-----------------------------------------------------------------------------------------------------------------------------------
     EBITDA (Ps.)              33          72         -54.3%         255          254         0.6%          129          -74.4%
-----------------------------------------------------------------------------------------------------------------------------------
     EBITDA (US$)              3            7         -56.4%         26           26          0.3%          13           -74.5%
-----------------------------------------------------------------------------------------------------------------------------------


* INCLUDES THE NON-RECURRING EFFECTS OF THE CLOSING OF THE BAJIO REGION OPERATIONS.



The following table provides the operating margins of the branded products and pork businesses

                         TABLE 6. FOOD RELEVANT FIGURES

-----------------------------------------------------------------------------------------------------------------------
                                        4Q02       4Q01    4Q02 VS. 4Q01       2002            2001     2002 VS. 2001
-----------------------------------------------------------------------------------------------------------------------
Branded Products
-----------------------------------------------------------------------------------------------------------------------
Sales (millions of US$)                  58         55          4.1%            217            205           1.7%
-----------------------------------------------------------------------------------------------------------------------
Operating Margin                       -2.0%       4.0%                        4.0%            2.3%
-----------------------------------------------------------------------------------------------------------------------
Pork Business
-----------------------------------------------------------------------------------------------------------------------
Sales (millions of US$)                  36         40         -10.0%           137            168
-----------------------------------------------------------------------------------------------------------------------
Operating Margin                        1.8%       2.7%                        0.8%            2.0%
-----------------------------------------------------------------------------------------------------------------------
Food (Consolidated)
-----------------------------------------------------------------------------------------------------------------------
Sales (millions of US$)                  94         95         -0.3%            355            373          -4.8%
-----------------------------------------------------------------------------------------------------------------------
Operating Margin                       -0.6%       2.8%                        2.7%            2.1%
-----------------------------------------------------------------------------------------------------------------------



The Food Sector's sales declined 4.8%, however, operating income and EBITDA increased 15.6% and 0.3%, respectively, versus 2001.

BRANDED PRODUCTS

During the quarter, sales from the branded products business increased due to the following:

     |X| The steady grow in market share of practically all products in the domestic and U.S. markets.

     |X| The increase in domestic prices between 2.0%, in most of the categories, and 14.0% in the case of La Gloria cooking oil brand.

The decline in demand as a result of the economic downturn in Mexico and the U.S. was partially compensated by the launching of a new line of chiles and salsa Del Fuerte and the distribution of Ybarra caned tuna.

There were also negative variations in costs at the ASF plant in California, which resulted in higher production costs that affected the results.

The quarter results were affected by the increase in shipping tariffs and advertising expenses.

Despite the decline in the results of the fourth quarter, the accumulated results are significantly better due to higher sales, the continued improvement in Mexican plant operation, the negotiations with suppliers of raw materials and strict cost controls.

PORK BUSINESS

Sales of the pork business reached US$ 36 million, a 10.0% decrease when compared to US$40 million registered during the same quarter of 2001. This was mainly due to the closing of the Bajio region operation.

Pork prices declined 22.0% from 17.86 pesos/kg in 4Q01 to 13.94 pesos/kg in 4Q02. Pork volumes increased 7.7% from 24,273 tons in 4Q01 to 26,139 tons in 4Q02.

Operating income increased 62.9% as a result of the increase in volumes and the lower costs due to the closing of the Bajio operations.

[Graph 2: National Pork Price: Displaying price of pork from the period of January 1, 2000 through December 31, 2002, based on National Market Information Systems (SEC0F1).]

[Real Estate Sector Logo]

REAL ESTATE SECTOR

Following are the results for the real estate sector for the fourth quarter of 2002:

                              TABLE 7. DINE FIGURES
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

-----------------------------------------------------------------------------------------------------------------------------------
                             4Q02         4Q01     4Q02 VS. 4Q01   FY2002       FY2001    2002 VS. 2001    3Q02      4Q02 VS. 3Q02
-----------------------------------------------------------------------------------------------------------------------------------
      Sales (Ps.)             37           217        -82.8%         769          853         -9.9%         245          -84.8%
-----------------------------------------------------------------------------------------------------------------------------------
     SALES (US $)              4           23         -83.7%         78           85          -8.5%         24           -84.9%
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income (Ps.)        -30          53           NA           86           153        -43.9%         27             NA
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (US $)       -3            6           NA            9           15         -44.1%          3             NA
-----------------------------------------------------------------------------------------------------------------------------------
   Operating Margin         -81.4%        24.8%                     11.1%        18.0%                     10.6%
-----------------------------------------------------------------------------------------------------------------------------------
     EBITDA (Ps.)             -25          58           NA           113          191        -40.7%         37             NA
-----------------------------------------------------------------------------------------------------------------------------------
     EBITDA (US $)            -2            6           NA           11           19         -40.6%          4             NA
-----------------------------------------------------------------------------------------------------------------------------------


Quarter-over-quarter, sales declined to US$4 million as a result of the pending projects which are expected to be completed during the first months of 2003.

Sales for the quarter were broken down as follows:

     |X|  Punta Mita                    83%

     |X|  Bosques de Santa Fe            9%

     |X|  La Estadia                     6%

     |X|  Others                         2%

During the quarter, the Real Estate Sector reported an operating loss of US$3 million reflecting the lower sales which were insufficient to absorb the fixed costs of the sector.

In 2002, sales, operating income and EBITDA declined 9.9%, 44.1% and 40.6%, respectively, against 2001.

In Punta Mita, the marketing, sale and development of large lots called Ranchos and residential land with ocean and golf course views continued. Desc initiated the construction of a villa complex called "Villas Four Seasons" targeted towards the affluent segment of the market, which continues to show interest for this destination. The Four Seasons Hotel will service this development.

In addition, one of our main clients successfully concluded their negotiations with a prestigious hotel chain for the construction of hotels in Punta Mita, generating greater affluence to this destination and thus promoting its dynamisms and increasing interest from the market.

CONTACTS:            MARISOL VAZQUEZ MELLADO
                     ALEJANDRO DE  LA BARREDA / ADRIANA ESTRADA
                     TEL.: (5255) 5261 8037
                     ABARREDAG@MAIL.DESC.COM.MX



                             xx TABLES TO FOLLOW xx

---------------------------------------------------------------------------------------------
                                    FINANCIAL INDICATORS
---------------------------------------------------------------------------------------------
                                    4Q02    3Q02     2Q02    1Q02    4Q01     3Q01    2Q01
---------------------------------------------------------------------------------------------
Interest Coverage                   3.3x    3.8x     3.8x    3.4x    3.3x     3.3x    3.0x
---------------------------------------------------------------------------------------------
Short-Term Debt                      28%     20%     26%      35%     30%     29%     29%
---------------------------------------------------------------------------------------------
Long-Term Debt                      72%      80%     74%      65%     70%     71%     71%
---------------------------------------------------------------------------------------------
Peso-denominated debt               39%      32%     31%      23%     23%     22%     22%
---------------------------------------------------------------------------------------------
Dollar-denominated debt              61%     68%     69%      77%     77%     78%     78%
---------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------
                                  TOTAL OUTSTANDING SHARES
----------------------------------------------------------------------------------------------
"A" Shares                          587,479,900                        42.9%
----------------------------------------------------------------------------------------------
"B" Shares                          506,257,866                        37.0%
----------------------------------------------------------------------------------------------
"C" Shares                          275,341,610                        20.1%
----------------------------------------------------------------------------------------------
             TOTAL               1,369,079,376                        100.0%
----------------------------------------------------------------------------------------------


                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                           Consolidated Balance Sheet
            (In millions of constant pesos, as of December 31, 2002)

                                                                                   2002            2001              %
                                                                                   ----            ----              -
ASSETS
Current Assets:
Cash and Short Term Investments                                                    2,408           1,449            66.2%
Account and Documents Receivable (net)                                             4,263           3,772            13.0%
Inventories and Other Assets                                                       3,115           3,368            -7.5%
TOTAL CURRENT ASSETS                                                               9,786           8,589            13.9%
--------------------------------------------------------------------------------------------------------------------------

Land held for development and real estate projects                                 4,248           4,135             2.7%
Fixed Assets                                                                      13,111          13,281            -1.3%
Investments in shares of Subsidiaries Non Consolidated                                84             210           -59.9%
Other Assets                                                                       2,670           2,847            -6.2%
TOTAL ASSETS                                                                      29,899          29,062             2.9%
--------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current Liabilities:
Banks Loans                                                                        3,420           3,247             5.3%
Suppliers                                                                          2,170           1,802            20.4%
Taxes to be paid                                                                     817             384               NA
Other Liabilities                                                                  1,769           2,153           -17.8%
TOTAL CURRENT LIABILITIES                                                          8,176           7,586             7.8%
--------------------------------------------------------------------------------------------------------------------------

Long-Term Debt                                                                     8,788           7,423            18.4%
Deferred taxes                                                                       861           1,115           -22.8%
Other                                                                                613             256               NA
TOTAL LIABILITIES                                                                 18,438          16,380            12.6%
--------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Capital Stock                                                                         18              18             0.0%
Paid-in Surplus                                                                    1,170           1,170             0.0%
Retained Earnings and Reserve for Repurchase of Shares                             8,410           9,336            -9.9%
Other                                                                             -1,965          -1,739            13.0%
TOTAL MAJORITY INTEREST                                                            7,633           8,785           -13.1%
--------------------------------------------------------------------------------------------------------------------------
Minority Interest                                                                  3,828           3,897            -1.8%
TOTAL STOCKHOLDERS' EQUITY                                                        11,461          12,682            -9.6%
--------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        29,899          29,062             2.9%
--------------------------------------------------------------------------------------------------------------------------


                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                         Consolidated Income Statements
            (In millions of constant pesos, as of December 31, 2002)

                                                     FY2002            FY2001        VAR.         4Q02       4Q01         VAR.
                                                     ------            ------        ----         ----       ----         ----

Net Sales                                            19,662            21,816        -9.9%        4,473      5,021       -10.9%
Cost of Sales                                        14,963            16,271        -8.0%        3,613      3,671        -1.6%
GROSS PROFIT                                          4,699             5,545       -15.2%          860      1,350       -36.3%

Operating Expenses
Administrative and Selling Expenses                   3,662             3,781        -3.2%        1,029        957         7.5%
OPERATING INCOME                                      1,037             1,764       -41.2%        (169)        393           NA

Interest Expense                                        841             1,039       -19.0%          190        195        -2.6%
Interest Income                                        (74)             (123)       -40.4%           12       (20)           NA
Exchange Gain (loss), net                               877             (224)           NA          265      (145)           NA
Gain on Monetary Position                             (395)             (368)         7.5%        (108)       (82)        31.2%
COMPREHENSIVE FINANCIAL RESULT                        1,249               324           NA          359       (52)           NA

OTHER EXTRAORDINARY INCOME OR EXPENSES                  779             1,054       -26.0%          355        718       -50.5%

INCOME BEFORE PROVISIONS                              (991)               386           NA        (883)      (273)           NA

Provisions for:

Income and Asset Tax                                    536               728       -26.3%           42        294       -85.9%
Employee Profit Sharing                                 107               153       -30.2%            0         27           NA
Deferred Income Taxes                                 (463)             (725)       -36.0%         (36)      (467)       -92.3%
TOTAL TAXES                                             180               156        14.9%            6      (146)           NA

NET CONSOLIDATED INCOME                             (1,171)               230           NA        (889)      (127)           NA

Minority Interest                                     (133)               186           NA        (160)         54           NA
MAJORITY NET INCOME                                 (1,038)                44           NA        (729)      (181)           NA

12 months Net Income per Share                        (.76)               .52           NA        (.76)        .52           NA

Number of shares outstanding:                         1,369             1,369                     1,369      1,369           NA
(Millions of shares)
EBITDA                                                2,307             3,040       -24.1%          192        693       -72.2%


-----------------------------------------------------------------------------------------------------------------------------------
                           4Q02       3Q02      2Q02       1Q02       FY002      4Q01       3Q01      2Q01        1Q01       FY2001
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
SALES (US$)
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated                437       490        551        507      1,985        513       553        554         546       2,165
-----------------------------------------------------------------------------------------------------------------------------------
Autoparts Sector            165       203        243        238        850        235       247        250         253         985
-----------------------------------------------------------------------------------------------------------------------------------
Chemical Sector             173       185        187        154        699        160       187        190         183         720
-----------------------------------------------------------------------------------------------------------------------------------
Food Sector                  94        76         94         91        355         95        97         94          86         373
-----------------------------------------------------------------------------------------------------------------------------------
Real Estate Sector            4        24         26         24         78         23        21         18          23          85
-----------------------------------------------------------------------------------------------------------------------------------
EXPORTS (US$)
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated                191       222        265        228        905        215       252        264         248         980
-----------------------------------------------------------------------------------------------------------------------------------
Autoparts Sector            102       128        168        157        555        145       156        173         164         638
-----------------------------------------------------------------------------------------------------------------------------------
Chemical Sector              62        68         69         46        246         41        59         67          61         229
-----------------------------------------------------------------------------------------------------------------------------------
Food Sector                  27        26         28         25        105         28        37         25          23         113
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (US$)
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated                -17        36         48         39        106         40        46         48          42         176
-----------------------------------------------------------------------------------------------------------------------------------
Autoparts Sector             -9        15         31         27         64         25        27         27          29         108
-----------------------------------------------------------------------------------------------------------------------------------
Chemical Sector               0        11         13          9         33          9        15         14          12          50
-----------------------------------------------------------------------------------------------------------------------------------
Food Sector                  -1        10          0          1          9          3         3          4          -2           8
-----------------------------------------------------------------------------------------------------------------------------------
Real Estate Sector           -3         3          6          3          9          6         2          4           3          15
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING MARGIN
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated              -3.8%      7.3%       8.7%       7.7%       5.3%       7.8%      8.3%       8.6%       7.70%        8.1%
-----------------------------------------------------------------------------------------------------------------------------------
Autoparts Sector          -5.5%      7.4%      12.9%      11.2%       7.5%      10.8%     10.7%      10.8%      11.60%       11.0%
-----------------------------------------------------------------------------------------------------------------------------------
Chemical Sector            0.2%      6.2%       7.0%       5.6%       4.8%       5.7%      7.9%       7.4%       6.60%        6.9%
-----------------------------------------------------------------------------------------------------------------------------------
Food Sector               -0.6%     12.6%      -0.5%       0.8%       2.7%       2.8%      3.0%       4.4%      -1.90%        2.1%
-----------------------------------------------------------------------------------------------------------------------------------
Real Estate Sector       -81.4%     10.6%      21.7%      14.1%      11.1%      24.8%     11.3%      22.5%      14.60%       18.0%
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA (US$)
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated                 19        67         79         70        234         70        79         80          73         302
-----------------------------------------------------------------------------------------------------------------------------------
Autoparts Sector             11        32         48         44        135         43        45         46          46         180
-----------------------------------------------------------------------------------------------------------------------------------
Chemical Sector              10        20         21         18         67         16        23         23          20          82
-----------------------------------------------------------------------------------------------------------------------------------
Food Sector                   3        13          4          6         26          7         7          8           3          26
-----------------------------------------------------------------------------------------------------------------------------------
Real Estate Sector           -2         4          6          4         11          6         3          5           5          19
-----------------------------------------------------------------------------------------------------------------------------------



This news release has comments regarding expected future results (as per the Private Securities Litigation Reform Act of 1995) which reflect current opinions of Desc's management regarding future events. The words "expects", "believes", "estimates", "intends to", "could", "plans", "must" and similar expressions generally indicate comments regarding expectations. These comments are subject to risks, uncertainties and circumstantial changes. The final results could materially differ from the current estimates due to various factors which include, but are not limited to, global and domestic changes in politics, economies, businesses, competition, market and regulatory factors, cyclicality of the autoparts and chemical sectors, as well as other factors included under the "Risk" section of the 20F filed with the SEC (Securities and Exchange Commission). Desc is not obligated to update its comments regarding expectations. Any comment regarding expectations is only valid on the date that it is made.